UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

18851 NE 29th Ave. Suite 700

Aventura, FL 33180

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Other Event

On August 20, 2021, Ehave, Inc. (the “Company”) entered into a letter of intent to acquire 100% of Tennessine Software, a Dubai company, who at closing, will be the owner of 100% of the assets of Moksha Digital Software Pvt. Ltd., a company organized under the laws of India. Moksha’s principal products are CurieRIS (Radiology Information System) and CuriePACS (Picture Archiving and Communication System). CurieRIS and CuriePACS is currently serving multiple hospitals and diagnostic centers across the globe. CuriePACS has received 510(k) clearance from the US Food and Drug Administration (“FDA”).

Pursuant to the letter of intent the Company will purchase Tennessine for a new class of preferred stock with a face value of $20,000,000 with the ability to earn an additional $14,000,000 of the new preferred upon reaching certain milestones. The Company has also committed to providing financing of up to $10,000,000 for Tennessine’s expansion and operations. The new preferred will be convertible into the common stock of the Company at a price equal to 90% of the average of the closing prices for the 5 (five) trading days preceding the request to convert.

The transaction is subject to continued due diligence and the completion of definitive agreements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter of Intent between Ehave and Tennessine Software
99.2	Press Release – Ehave Signs LOI with Mosksha Digital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

August 24, 2021	By:	/s/ Ben Kaplan
Ben Kaplan
CEO